                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  6 April 2004


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X            Form 40-F
                                ---                     ---

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                       No  X
                          ---                     ---

        If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........


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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PREMIER FARNELL PLC
                                                 (Registrant)


Date:  6 April 2004                       By: Steven John Webb
                                              --------------------------
                                          Steven John Webb
                                          Group Company Secretary and
                                          General Counsel


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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

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
1.    NAME OF COMPANY                                    2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                    ZURICH FINANCIAL SERVICES AND ITS GROUP
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


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
3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT   4.  NAME OF THE REGISTERED HOLDER(s) AND, IF MORE THAN ONE HOLDER,
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A
      NON-BENEFICIAL INTEREST OR IN THE CASE OF AN
      INDIVIDUAL HOLDER IF IT IS A HOLDING OF THAT           BNY (OCS) Nominees Ltd           A/c          219064   558,623
      PERSON'S SPOUSE OR CHILDREN UNDER THE AGE OF 18        BNY (OCS) Nominees Ltd           A/c          219059   396,574
                                                             Littledown Nominees Ltd          A/c          09890    312,100
                                                             Littledown Nominees Ltd          A/c          07199    118,320
      NOT DISCLOSED                                          Littledown Nominees Ltd          A/c          02642    462,930
                                                             Littledown Nominees Ltd          A/c          21688    896,792
                                                             Littledown Nominees Ltd          A/c          07205    772,566
                                                             Littledown Nominees Ltd          A/c          11121     59,013
                                                             Littledown Nominees Ltd          A/c          02891
                                                             7,370,460
                                                             Littledown Nominees Ltd          A/c          03449
                                                             1,437,126
                                                             Littledown Nominees Ltd          A/c          07207
                                                             1,616,398
                                                             Williams & Glynns Nominees Ltd   A/c  0700096001       271,422
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


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5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED

      NOT DISCLOSED              N/A                         NOT DISCLOSED                 N/A

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



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9.   CLASS OF SECURITY
                                                    10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED

     ORDINARY SHARES OF 5P EACH                         NOT DISCLOSED                  6 APRIL 2004
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


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12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION

      14,272,324                                             3.93%
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


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
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
14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES


                                                             STEVEN WEBB
                                                             COMPANY SECRETARY
                                                             0113 387 5277
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16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION


      STEVEN WEBB
      COMPANY SECRETARY
      PREMIER FARNELL PLC
      150 ARMLEY ROAD
      LEEDS LS12 2QQ
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DATE OF NOTIFICATION      6 APRIL 2004

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

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